UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                      Colony Resorts LVH Acquisitions, LLC
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                                (Name of Issuer)


                            Class A Membership Units
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                         (Title of Class of Securities)


                                 Not Applicable
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                      (CUSIP Number of Class of Securities)


                             Mark M. Hedstrom, Esq.
                               Colony Capital, LLC
                      1999 Avenue of the Stars, Suite 1200
                          Los Angeles, California 90067
                                  310-282-8820

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2004
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                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

                                  SCHEDULE 13D

--------------                                                ------------------
CUSIP No.  N/A                                                Page 2 of 12 Pages
--------------                                                ------------------

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    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Colony Resorts LVH Coinvestment Voteco, LLC                33-1085054
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [X]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0.90
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     100%
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           0.90
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           60%
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   14      TYPE OF REPORTING PERSON*

           OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------                                                ------------------
CUSIP No.  N/A                                                Page 3 of 12 Pages
--------------                                                ------------------

---------- ---------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Thomas J. Barrack, Jr.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
---------- ---------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

---------- ---------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0.90
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     100%
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           0.90
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            60%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the class A voting membership units ("Class A Units") of Colony Resorts LVH Acquisitions, LLC, a Nevada limited liability company (the "Company"). The principal executive offices of the Company are located at 3000 Paradise Road, Las Vegas, Nevada 89109. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference, and the responses to each item of the Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

Item 2.   Identity and Background.

     (a) This statement is being filed jointly by Colony Resorts LVH Coinvestment Voteco, LLC ("Coinvestment Voteco") and Thomas J. Barrack, Jr. ("Barrack" and together with Coinvestment Voteco, the "Reporting Persons"). Mr. Barrack is a member and Manager of Coinvestment Voteco and holds a 60% interest in Coinvestment Voteco. In addition to Mr. Barrack, Nicholas L. Ribis ("Ribis") is also a member and Manager of Coinvestment Voteco and holds a 40% interest in Coinvestment Voteco. Mr. Ribis, however, is not deemed to be a beneficial owner under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because Mr. Barrack, as the majority holder of the Class A Units, has control over voting and investment decisions of the Class A Units owned by Coinvestment Voteco.

     The Reporting Persons are making this joint filing pursuant to the agreement (the "Joint Filing Agreement") attached hereto as Exhibit 4, because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deeded an admission by the Reporting Persons that such a group exists.

     (b) The business address of the Reporting Persons is c/o Colony Capital, LLC at 1999 Avenue of the Americas, Los Angeles, California 90067.

     (c) The principal business of Coinvestment Voteco is its investment in the Class A Units. Mr. Barrack's principal occupation is Chairman and Chief Executive Officer of Colony Capital, LLC ("Colony"). The principal business of Colony is that of making investments in real estate-related assets and operating companies with a strategic dependence on such assets. The principal business of Mr. Ribis is serving as the Vice Chairman of Resorts International Hotel and Casino, Inc., which owns Resorts Atlantic City, a casino hotel in Atlantic City, New Jersey and serving as the Vice Chairman of the Company.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Coinvestment Voteco is a Delaware limited liability company and Barrack and Ribis are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

     On June 18, 2004, in connection with the acquisition of the Las Vegas Hilton, a hotel casino in Las Vegas, Nevada (the "Acquisition"), by the Company, pursuant to a Purchase and Sale agreement, dated as of December 24, 2003, by and between the Company, LVH Corporation and Caesars Entertainment Inc. (the "Purchase and Sale Agreement"), Coinvestment Voteco acquired 0.90 Class A Units at a price of $100 per unit for $90 in cash. Such cash consideration was obtained by Coinvestment Voteco from Barrack and Ribis' personal funds. A copy of the Purchase and Sale Agreement is attached as Exhibit 1 and incorporated herein by reference. Pursuant to a Transfer Restriction Agreement, (the "Transfer Restriction Agreement"), dated as of June 18, 2004, among the Reporting Persons, Ribis and Colony Resorts LVH Co-Investment Partners, L.P., a Delaware limited partnership ("Co-Investment Partners"), Co-Investment Partners has the option (which it must transfer to an Approved Purchaser (as defined herein), subject to certain exceptions) to purchase the Class A Units held by Coinvestment Voteco upon the happening of certain events for the original purchase price paid by Coinvestment Voteco for such securities plus an interest factor, as described in the Transfer Restriction Agreement. The Transfer Restriction Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 4.   Purpose of Transaction.

     The Class A Units acquired by the Reporting Persons were acquired to obtain a voting interest in the Company. Colony Resorts LVH VoteCo, LLC, a

Delaware limited liability company ("VoteCo") owns 40% of the Class A Units, which is being reported on a separate Schedule 13D filed simultaneously with this Schedule 13D.

     After the consummation of the Acquisition, Colony Resorts LVH Holdings, LLC, a Delaware limited liability company ("Holdings") owned 40% of the outstanding Class B non-voting Membership Units of the Company and Co-Investment Partners owned the remaining 60% of the outstanding non-voting class B membership units (the "Class B Units" and together with the Class A Units the "Membership Units"). Co-Investment Partners and Holdings purchased 900,000 Class B Units and 600,000 Class B Units, respectively, each at a purchase price of $100 per Class B Unit.

     The funds from the sale of the Membership Units were used to fund the Acquisition which closed on June 18, 2004. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D of the Exchange Act.

Item 5.   Interest in Securities of the Issuer.

     (a)(i) As of June 18, 2004, Coinvestment Voteco beneficially owns 0.90 Class A Units representing 60% of the outstanding Class A Units.

     (ii) As of June 18, 2004, Barrack, as the member owning the majority-in-interest of the Class A Units of Coinvestment Voteco, is deemed to beneficially own 0.90 Class A Units representing 60% of the outstanding Class A Units. Mr. Barrack is a member and Manager of Coinvestment Voteco and holds a 60% interest in Coinvestment

Voteco. In addition to Mr. Barrack, Mr. Ribis is also a member and Manager of Coinvestment Voteco and holds a 40% interest in Coinvestment Voteco. Mr. Ribis, however, is not deemed to be a beneficial owner under Section 13(d)(3) of the Exchange Act because Mr. Barrack, as the majority holder of the Class A Units, has control over voting and investment decisions of the 0.90 Class A Units. In addition, Barrack is deemed to beneficially own an additional 40% of the outstanding Class A Units since he is a sole member and Manager of VoteCo. VoteCo owns 0.60 Class A Units or the remaining 40% of the Class A Units which are currently outstanding.

     Coinvestment Voteco's power to dispose of such shares is subject to the Transfer Restriction Agreement, pursuant to which Coinvestment Voteco may not transfer any Class A Units, except as provided in such Transfer Restriction Agreement. See "Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer."

     (b) (i) Coinvestment Voteco has sole power to vote or direct the vote of
0.90 Class A Units.

     (ii) Barrack, as the controlling member of Coinvestment Voteco, has sole power to vote or direct the vote of 0.90 Class A Units. In addition, Barrack has sole power to vote or to direct the vote of 0.60 Class A Units through VoteCo.

     (c) Upon the closing of the Acquisition on June 18, 2004, Coinvestment Voteco, under the direction of Barrack, purchased 0.90 Class A Units at a purchase price of one-hundred dollars ($100) per Class A Unit pursuant to that certain

Stock Purchase Agreement, dated June 18, 2004, by and among the Company and Coinvestment Voteco.

     Prior to the closing of the Acquisition, Holdings had previously acquired 1,000 Class A Units in consideration for capital contributions of $29,028,000 in the aggregate which was comprised of deposits in the amount of $15,000,000 on December 24, 2004, and $4,676,000 on each of March 23, 2004, April 23, 2004, and
May 23, 2004, pursuant to the terms of the Purchase and Sale Agreement (collectively, the "Deposits"). The Deposits were used as partial consideration for the purchase by Holdings of Class B non-voting membership units. To purchase the 600,000 Class B Membership Units, Holdings paid $30,972,000 in cash and surrendered its Class A Membership Units, resulting in an aggregate purchase price of $60,000,000 or $100 per Class B Unit.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The responses to Items 3 and 4 are incorporated herein by this reference.

     The Transfer Restriction Agreement provides, among other things, that (i) Co-Investment Partners has the option to purchase Class A Units from Coinvestment Voteco in connection with sales of Class B Units by Co-Investment Parnters to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws (an "Approved Purchaser," and such sale, an "Approved Sale"), and (ii) Coinvestment Voteco will not transfer ownership of Class A Units owned by it except pursuant to such options of Co-Investment Partners. The Transfer Restriction Agreement provides that, unless Co-Investment Partners otherwise receives approval from applicable gaming authorities, Co-Investment Partners shall assign such options to the applicable Approved Purchaser. The exercise price of Co-Investment Partners' option on Class A Units has been set to reimburse Coinvestment Voteco its original cost of acquiring such shares, plus interest accruing at a rate of 6% per year on the original purchase price.

     The Amended and Restated Limited Liability Company Agreement of the Company (the "LLC Agreement") provides that no membership units or other securities issued by the Company and no interest therein or claim or charge thereto may be transferred, except in accordance with the provisions of the Gaming Laws (as defined in the LLC Agreement) and the regulations promulgated threunder.

     All holders of Membership Units are party to the LLC Agreement. Mr. Ribis, the Vice Chairman of the Company, and other employee stockholders (together with Mr. Ribis, the "Employee Holders") who are issued Membership Units from time to time are expected to become parties to the LLC Agreement. Pursuant to the LLC Agreement, in each case subject to certain exceptions, (i) the Company, Coinvestment Voteco, Voteco, Co-Investment Partners and Holdings have certain rights of first offer with respect to proposed sales of Common Stock by Employee Stockholders, (ii) with respect to Membership Units held by them, Mr. Ribis and Qualified Stockholders (defined therein) have certain "tag-along" rights in connection with sales of Common Stock held by Coinvestment Voteco, Voteco, Co-Investment Partners and Holdings and their respective affiliates and certain incidental registration rights in connection with proposed registrations by the Company of Membership Units under the Securities Act of 1933, as amended (the "Securities Act"), and (iii) in the event Coinvestment Voteco, VoteCo, Co-Investment Partners and Holdings or their respective affiliates propose to sell to a third party ninety percent (90%) or more of the then-outstanding common equity of the Company, the Employee Stockholders shall consent and not object to such sale, shall vote Membership Units held by them in favor of such sale in any required vote, shall sell Membership Units held by them at the price and on the terms and conditions upon which Coinvestment Voteco, VoteCo, Coinvestment Partners and Holdings or their affiliates sell Membership Units, and shall take certain other actions deemed reasonably necessary in furtherance of such sale to a third party. The foregoing description is qualified in its entirety by the LLC Agreement, which is attached hereto as Exhibit 3 and incorporated by this reference.

     Except as set forth above and described Items 3 and 4, none of the Reporting Persons nor any other person disclosed in Item 2 has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

  Exhibit      Name
  -------      ----

     1 Purchase and Sale Agreement, dated as of December 24, 2003, by and among Colony Resorts LVH Acquisitions, LLC, LVH Corporation and Park Place Entertainment Corporation*

     2 Transfer Restriction Agreement, dated as of June 18, 2004, by and among Barrack, Ribis, Co-Investment Partners and Coinvestment VoteCo**

     3 Amended and Restated Operating Agreement, dated as of June 18, 2004, for Colony Resorts LVH Acquisitions, LLC**

     4         Joint Filing Agreement, dated June 18, 2004


----------

* Incorporated by reference to Colony Resorts LVH Acquisitions, LLC's Form 10 (File Number 000-50635).

** Incorporated by reference to Colony Resorts LVH Acquisitions, LLC's Quarterly Report on Form 10-Q, filed June 28, 2004 (File Number 000-50635).

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June ___, 2004

                                        COLONY RESORTS LVH
                                        COINVESMENT VOTECO, LLC

                                        /s/ Thomas J. Barrack
                                        ------------------------------
                                        By:    Thomas J. Barrack
                                        Title: Manager


                                        /s/ Thomas J. Barrack
                                        ------------------------------
                                        Thomas J. Barrack